EXHIBIT 99.  REPORT TO HOLDERS OF ELI LILLY AND COMPANY
                   CONTINGENT PAYMENT OBLIGATION UNITS


         To Holders of Eli Lilly and Company Contingent Payment Obligation
         Units:


         In 1995,  sales  of Hybritech  Incorporated,  including  royalties,
         decreased 21 percent to $97.8 million.   Sales in 1994 were  $123.6
         million, down from $149.0 million in 1993.

         Product sales declined in 1995 due primarily to lower unit volume. Sales of the company's largest selling product, TandemR PSA, a prostate cancer test, were down when compared to 1994, due to competition.

         Hybritech's gross profits declined 7 percent, to $54.9 million in 1995, compared with $58.9 million and $73.2 million in 1994 and 1993, respectively. The gross-profit decline in 1995 was largely the result of lower sales.

         Beginning in 1993, Hybritech combined certain operations with Pacific Biotech, Inc. (PBI), a wholly owned Lilly subsidiary. PBI was sold in January 1995. In addition, Lilly had previously announced in 1994 that it intended to divest itself of its interest in Hybritech in a manner consistent with its obligations under the Contingent Payment Obligation Units (CPUs). The divestiture of Hybritech to Beckman Instruments, Inc., which was completed on January 2, 1996, had no effect on the CPU calculation.

         Under the terms of the Contingent Payment Obligation Unit, payments are earned if the sum of 6 percent of sales and 20 percent of gross profits exceeds the annual deductible. The annual deductible was originally set in 1986 at $11 million and increases at a compounded rate of 35 percent per year thereafter. The deductibles through 1995 are as follows:

         (Dollars in millions)
         1991    1992    1993   1994   1995
         -----------------------------------

         $49.3  $66.6   $89.9  $121.4 $163.8

         In accordance with the formula, for 1995 the sum of 6 percent of sales and 20 percent of gross profits is approximately $16.8 million. Therefore, no payment was earned in 1995 (the final year of measurement under the CPUs), and the CPUs expire without payment.

         Tandem(R) (dual monoclonal sandwich assay kits, Hybritech)